Howard & Majewski LLP

February 25, 2011

VIA EDGAR CORRESPONDENCE

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:
Artio International Equity Fund (“International Equity Fund”)
Artio International Equity Fund II (“International Equity Fund II”)
Artio Total Return Bond Fund (“Total Return Bond Fund”),
Artio Global High Income Fund (“Global High Income Fund”)
Artio U.S. Microcap Fund (“Microcap Fund”)
Artio U.S. Smallcap Fund (“Smallcap Fund”)
Artio U.S. Midcap Fund (“Midcap Fund”) and
Artio U.S. Multicap Fund (“Multicap Fund”)
--- File nos. 33-47507, 811-6652
and

Artio Global Equity Fund Inc. (the “Global Equity Fund”)
--- File Nos. 333-111901, 811-6017

Dear Mr. Hallock:
This letter is in response to the comments provided via telephone conference on February 8, 2011 to Post-Effective Amendment No. 54 to the Trust’s registration statement and Post-Effective Amendment No. 13 to the Global Equity Fund’s registration statement, each filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on December 23, 2010.  The comments provided by the SEC and the responses of the Trust and the Global Equity Fund (together the “Registrants”) are listed below:

1.
Comment: In the sections entitled "Fund Summaries - Annual Fund Operating Expenses" of the Prospectus with respect to all the Funds of the Registrants, provide a footnote where appropriate concerning any expense reimbursement or fee waiver arrangements that will reduce any fund operating expenses for at least one year from the effective date of the registration statements.  Delete the Fee Waiver / Expense Reimbursement line from the shareholder fee tables of those Funds that do not have written fee waivers or expense reimbursement agreements with the investment adviser for a period of at least one year from the effective date of the registration statements.

Response: The Registrants will make this change as requested.

2.
Comment: In the sections entitled "Fund Summaries – Principal Investment Strategies" and “Fund Strategies and Risks” of the Prospectus with respect to International Equity Fund and International Equity Fund II of the Trust, consider revising the bulleted description of each Fund’s fundamental investment policy under Rule 35d-1 to specifically indicate the types of investments referred to as “international equity securities”.

Response: The Registrants will make this change as requested.  The Registrants will revise the disclosure to read as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (including equity related futures, options, swaps and other instruments as well as borrowings for investment purposes) in equity securities of issuers located anywhere in the world, normally excluding the U.S. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.

3.
Comment: In the section entitled "Fund Summaries – Principal Investment Strategies" of the Prospectus with respect to International Equity Fund, International Equity Fund II, Microcap Fund, Smallcap Fund, Midcap Fund, Multicap Fund and Global Equity Fund of the Registrants, references are made to “growth” and “value” securities.  Provide a brief explanation of “growth” and “value” securities.

Response: The Registrants will make this change as requested.  The Registrants will provide definitions for "growth” securities and “value” securities that will read as follows:

Growth securities are those whose earnings are expected to grow at an above average rate relative to the market.  Value securities appear undervalued and thus trade at a lower price relative to their fundamentals.

4.
Comment: In the sections entitled "Fund Summaries – Principal Investment Strategies" of the Prospectus with respect to International Equity Fund, International Equity Fund II and Global Equity Fund of the Registrants, the percentage values of the Funds’ net assets in derivatives have not been provided.  Please include the missing information.

Response: The Registrants will revise the registration statements to include updated financial information.

5.
Comment: Update the statements concerning the status of the application for the private letter ruling with the Internal Revenue Service for the establishment of offshore subsidiaries with respect to International Equity Fund, International Equity Fund II and Global Equity Fund as found in the sections entitled "Fund Summaries – Principal Investment Risks” and “Risks of Investing in the Funds” of the Prospectus and the section entitled “Additional Information Concerning Taxes” of the Statement of Additional Information (the “SAI”) of the Registrants.

Response: The Registrants have received the private letter ruling from the Internal Revenue Service and will update disclosure statements as requested.

The last sentence of the fourth paragraphs of Precious Metals Risk in "Fund Summaries – Principal Investment Risks”, with respect to International Equity Fund, International Equity Fund II and Global Equity Fund, of the Prospectus will be revised to read as follows:

The Fund received a private letter ruling from the IRS which concludes that the income from the subsidiary is qualifying income under Subchapter M of the Code.  (With the addition of a new paragraph of disclosure language, the change described above will affect the fifth paragraphs of Precious Metals Risk.)

The last sentence of the fourth paragraph of Precious Metal-Related Instrument Risk in "Risks of Investing in the Funds” of the Prospectus will be revised to read as follows:

Additionally, International Equity Fund, International Equity Fund II, and Global Equity Funds have received a private letter ruling from the IRS to confirm that the income produced by certain types of investments constitutes “qualifying income” under the Code. Income derived from a Fund’s investments in its respective subsidiary will also constitute qualifying income to the Fund.

The fourth paragraph of “Additional Information Concerning Taxes” of the SAI will be revised to read as follows:

The International Equity Fund, International Equity Fund II and Global Equity Fund each intend to invest a portion of their respective assets in offshore subsidiaries, which will be classified as corporations for U.S. federal income tax purposes. The Internal Revenue Service (the “IRS”) has also issued a private letter ruling for the Funds in which the IRS specifically concluded that income derived from investment in a subsidiary will constitute qualifying income to the respective Fund.

6.
Comment: Provide more detailed disclosure regarding the offshore subsidiary in the sections entitled "Fund Summaries – Principal Investment Risks" of the Prospectus with respect to International Equity Fund, International Equity Fund II and Global Equity Fund of the Registrants.

Response: The Registrants will make this change as requested.  The Registrants will revise the fourth paragraphs of the Precious Metals Risk disclosure to read as follows:

In order to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) the Fund is limited in the amount of income that it may derive from certain sources, such as investments in many precious-metal related instruments, to 10% of gross income on an fiscal year basis (See “Additional Information Concerning Taxes” in the Fund’s Statement of Additional Information). The Fund has established a wholly-owned subsidiary in the Cayman Islands which is intended to provide the Fund with exposure to the precious metal-related commodity markets consistent with the limitations of Subchapter M of the Code. The Fund received a private letter ruling from the IRS which concludes that the income from this subsidiary is qualifying income under Subchapter M of the Code.  (With the addition of a new paragraph of disclosure language, the change described above will affect the fifth paragraphs of Precious Metals Risk.)

In addition, the Registrants will provide information concerning the types of instruments and the amount of total assets that may be invested the relevant offshore subsidiary, which will read as follows:

The Fund may invest up to 20% of its net assets in an offshore subsidiary of the Fund, which is a wholly-owned subsidiary of the Fund formed in the Cayman Islands, which has the same investment objective as the Fund and has a strategy of investing in commodity-based futures, commodity-based over-the-counter (“OTC”) options, commodity-based options on futures, commodity-based exchanged traded funds (“ETFs”), OTC and exchange traded options on commodity-based ETFs, commodity-based total return swaps, commodity-based credit linked/participatory notes and warrants, commodity pools, and investments in precious metals.

The Tax Risk of “Risks of Investing in the Funds” of the Prospectus will be revised to read as follows:

Any income a Fund derives from direct investments in commodity-based derivative instruments must be limited to a maximum of 10% of a Fund’s gross income in order for the fund to maintain its pass through tax status. The International Equity Fund, International Equity Fund II and Global Equity Fund have received a private letter ruling from the IRS which concludes that the income produced from their respective subsidiaries constitutes “qualifying income” under the Code.

7.
Comment: In the sections entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus with respect to International Equity Fund, International Equity Fund II, Total Return Bond Fund, Global High Income Fund and Global Equity Fund of the Registrants, revise the fourth sentence of the bulleted description on derivative investments to provide greater specificity on the types of derivatives in which the Funds expect to invest.

Response: The Registrants will make this change as requested.  The Registrants will revise the disclosure to read as follows with regard to the International Equity Fund, International Equity Fund II and Global Equity Fund:

The Fund expects that derivative instruments will include, but are not limited to, futures contracts, forward contracts, non-deliverable forwards, options, options on futures, swaps, warrants, and structured notes.

The Registrants will revise the disclosure to read as follows with regard to the Total Return Bond Fund and Global High Income Fund:

The Fund expects that derivative instruments will include, but are not limited to, futures contracts, forward contracts, non-deliverable forwards, options, options on futures, swaps, interest rate warrants, and structured notes.

8.
Comment: In the section entitled "Fund Strategies and Risks" of the Prospectus and the section entitled “Description of the Funds, Their Investments and Risks” of the SAI with respect to Total Return Bond Fund of the Trust, provide a description of TBA instruments, including the implications of delayed cash settlements.  Additionally, if investments in TBA instruments constitute a principal investment strategy of the Fund, provide a disclosure concerning such investments in the section entitled “Fund Summaries”.

Response: The Registrants will revise the disclosure, wherever applicable, to read as follows:.

The Fund also invests in to be announced (“TBA”) instruments in which there is a delayed cash settlement. TBA transactions are contracts used when purchasing or selling mortgage backed securities that are delivered at a later date. The actual mortgage backed security delivered to fulfill a TBA trade is not initially determined at the time of the trade, but conform to a predetermined set of stipulations. The actual mortgage pools are generally determined 48 hours prior to the established trade settlement date. In order to provide sufficient cover for its forward TBA obligations, the Fund will earmark cash or liquid securities equal to or greater than the purchase price value of the mortgage back securities until settlement date.

9.
Comment: Please confirm whether the investments in delayed funding loans and revolving credit facilities will be a substantial activity of the Global High Income Fund.  If the investment will be a substantial activity of the Global High Income Fund, include appropriate disclosure in the “Fund Summaries” section of the Prospectus.

Response: The Registrant does not expect that investments in delayed funding loans and revolving credit facilities will be substantial and therefore does not intend to include disclosures concerning such investments in the “Fund Summaries” section of the Prospectus.

10.	Comment: Populate all blank data points in the Prospectus and SAI of the Registrants with the appropriate data.

Response: The Registrants will provide the updated data as requested.

11.
Comment: In the section entitled “Investing in the Funds – Pricing of Fund Shares” of the Prospectus for each of the Funds of the Registrants, please indicate what the “industry accepted modeling tool” refers to.

Response: The Registrants will revise disclosure by replacing the second sentence of the third paragraph with the following:

For options, swaps and warrants, a fair value price may be determined using an intrinsic calculation, or by using modeling tools provided by industry accepted financial data service providers.  The intrinsic value, which is used when market quotations are not available, is calculated by taking the difference between the exercise price and the current market price of the underlying security.  The difference is the intrinsic value.  If the value of the underlying security is below the strike price, these is no intrinsic value.  Key inputs to the modeling tools may include yield and prices from comparable or reference assets, maturity or expiration dates, ratings, and interest dates.

Please contact me at (646) 737-4951 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Thomas Majewski

Thomas Majewski

EXHIBIT

February 25, 2011

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:
Artio International Equity Fund (“International Equity Fund”)
Artio International Equity Fund II (“International Equity Fund II”)
Artio Total Return Bond Fund (“Total Return Bond Fund”),
Artio Global High Income Fund (“Global High Income Fund”)
Artio U.S. Microcap Fund (“Microcap Fund”)
Artio U.S. Smallcap Fund (“Smallcap Fund”)
Artio U.S. Midcap Fund (“Midcap Fund”) and
Artio U.S. Multicap Fund (“Multicap Fund”)
--- File nos. 33-47507, 811-6652
and

Artio Global Equity Fund Inc. (the “Global Equity Fund”)
--- File Nos. 333-111901, 811-6017

Dear Mr. Hallock:

In connection with Post-Effective Amendment No. 54 to the Trust’s registration statement and Post-Effective Amendment No. 13 to the Global Equity Fund’s registration statement, each filed on Form N-1A on December 23, 2010 (together the “Registration Statements”), the Trust and the Global Equity Fund (together the “Registrants”) hereby acknowledge that:

the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Registration Statements;comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statements reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statements; and

the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to contact the undersigned at (646) 737-4951 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Thomas Majewski

Thomas Majewski